Filed by Valicert, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporation: Valicert, Inc.

Commission File No.: 000-31109

TUMBLEWEED COMMUNICATIONS

Tumbleweed & Valicert Merger

Company Meeting

The Companies

	Tumbleweed Communications (TMWD)	Valicert (VLCT)
Founded	1993	1996
Headquarters	Redwood City, CA	Mountain View, CA
Employees	135	105 (Includes 46 in India)
International Sales Presence	U.K., Japan, Hong Kong	U.K., Japan, Hong Kong
Markets	Leader in Secure Messaging Applications (e.g., secure e-mail, document delivery and content filtering)	Leader in Secure Internet Communications Software, (e.g., secure file transfer, identity validation)

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Why the Merger?

- Increase corporate size and relevance in a time of consolidation
- Accelerate growth and increase market share
- Enhance mutual financial position
- Strong synergies between product lines, markets, customers, and organizations

MESSAGING THAT MEANS BUSINESS

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Synergies

	Tumbleweed	Valicert
Marketing	"Messaging That Means Business"	"Securely Connecting The World"
Technology	Pioneer, products proven in field for several years	Pioneer, products proven in field for several years
Sales Model	Primarily Direct in NA Partners Intl.	Primarily Direct in NA Primarily Partners Intl.
Development Model	Core team in US with contractors in Bulgaria	Teams in US and India
Target Customers	Tier 1 accounts in Financial Services, Healthcare, Government	Tier 1 accounts in Financial Services, Healthcare, Government

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TUMBLEWEED COMMUNICATIONS

Customers

Tumbleweed

- 100's of enterprise and government customers
- 21 of Fortune 100
- 5 of top 10 US Banks
- 9 Blue Cross/Blue Shields

Valicert

- 100's of enterprise and government customers
- 51 of Global 500
- 7 of top 10 US Banks
- 5 Blue Cross/Blue Shields

Many joint customers, including: BCBS of Florida, Dell, JP Morgan Chase, MetLife, National City Corp., Nike, State of Washington, US Marine Corps, US Navy, Wells Fargo, etc.

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Commitment To Our Customers

We remain strongly committed to supporting our customers and partners globally, and to delivering on our product roadmaps.

MESSAGING THAT MEANS BUSINESS

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The New Tumbleweed

Tumbleweed is a
leading provider of
mission-critical messaging
applications.

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Messaging is Pervasive

Suppliers
Customers
Partners
Agencies
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- E-Mail is the most commonly used desktop application
- File transfer (FTP) widely deployed for data transmissions
- Demanded by customers and partners
- Essential for competitiveness

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

But Standard Messaging is Limited

Suppliers
Customers
Partners
Agencies
Spam and Viruses
Regulatory Interactions
Sensitive Info Leaks
No Customer Confidentiality
Limited Integration
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- E-mail is built for correspondence, not commerce
- EDI systems costly and cumbersome
- Communications protocols lack security, tracking & strong authentication
- Productivity gains limited by lack of integration with other systems

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Tumbleweed Messaging Means Business

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
Spam and Viruses
Regulatory Interactions
Sensitive Info Leaks
No Customer Confidentiality
Limited Integration
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Protects network from malicious code and spam
- Minimizes risks by monitoring and regulating traffic
- Strengthens trust by adding security, tracking, validation
- Lowers costs and increases efficiency by automating processes

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Tumbleweed: Mission-Critical Messaging

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Comprehensive Suite of Messaging Applications
- Person-to-Person *(e.g., e-mail)*
- System-to-Person *(e.g., statement delivery)*
- System-to-System *(e.g., EDI, Electronic Funds Transfer)*
- PKI Validation

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Fortune 10 Example: Large Oil Company

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Virus and Spam mitigation, HR policy enforcement, IP protection over SMTP traffic
- Quote cost savings of over $14 Million annually through blocking Spam
- 24/7 email system availability over a globally distributed network

MESSAGING THAT MEANS BUSINESS
TUMBLEWEED COMMUNICATIONS

Financial Services: Top 10 Euro Bank

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Secure file transfer and digital document signing as part of global cash management service
- API's for application integration into ERP systems of corporate customers
- Security and extensibility key requirements

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Government: US Navy

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Validation Authority used to verify digital identity of individuals, web servers
- Filter e-mail for intelligence leaks and compliance with security protocols
- Route e-mail attachments for secure delivery to ships at sea

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Financial Services: Insurance Company

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Monitor and archive broker e-mails to ensure SEC compliance
- Enforce compliance with GLB regulations on customer privacy
- Secure e-mail traffic with partners to protect IP and customer data

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

Government: State Government

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Government health and patient data file transfer
- Secure, reliable, guaranteed transmissions of sensitive information
- Conformance to HIPAA privacy regulations
- Easy to deploy and use

MESSAGING THAT MEANS BUSINESS
TUMBLEWEED COMMUNICATIONS

Healthcare: FDA & Top Pharma's

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Secure e-mail channel for submission of drug approval documents, clinical trial information
- FDA is the hub; top Pharmaceutical companies are spokes
- Tremendous cost savings for pharmaceutical firms due to shorter (50% or more) approval cycles

MESSAGING THAT MEANS BUSINESS
TUMBLEWEED COMMUNICATIONS

Financial Services: Credit Card Co.

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Before TMWD, customer inquiry e-mails directed to #800 for service response
- "Secure Mailbox" enables 2-way discussions
- Avoids aggravating online customers
- Cost savings over phone communications
- Integrated with eCRM app

MESSAGING THAT MEANS BUSINESS
TUMBLEWEED COMMUNICATIONS

Financial Services: Top 10 US Bank

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- System-to-person delivery of statements on behalf of wholesale customers
- System-to-system delivery:
  - Lockbox services (deposits, payments)
  - Transaction processing (ACH, fund transfers)
  - Credit/debit reporting, letters of credit

MESSAGING THAT MEANS BUSINESS

TUMBLEWEED COMMUNICATIONS

HealthCare: Blue Cross/Blue Shield

Suppliers
Customers
Partners
Agencies
Network Protection
Messaging Compliance
Secure Communication
Automated Delivery
Authentication
MMS
IME
Secure Transport
Validation Authority
Mission-Critical Messaging Infrastructure
E-MAIL SYSTEM
LEGACY SYSTEMS
CRM
ACCESS CONTROL
WEB SERVER

- Protect network
- Address HIPAA Privacy and Security regs.
- Multiple applications for secure e-mail and document delivery
- Exchange batch claims data with large network of clearinghouses
- Automation, scalability

MESSAGING THAT MEANS BUSINESS
TUMBLEWEED COMMUNICATIONS

Tumbleweed Messaging Means Business

Mission-critical messaging enables businesses to:

Enhance Productivity	Protect valuable employee time and network resources by blocking Spam and viruses
Limit Liability	Minimize risk and exposure by regulating messaging traffic
Increase Efficiency	Meet demand from customers and partners to conduct business online
Reduce Costs	Save money by moving paper and phone-based processes online

MESSAGING THAT MEANS BUSINESS
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Financials and Facilities

- Projecting profitability by Q4, 2003
- Reduction in required "public company" expenses such as filings, reporting, etc.
- Consolidating Bay Area employees in Redwood City offices
  - Cost savings by allowing Mountain View lease to expire
  - Just a few miles up Highway 101!

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Organization

- Valicert Division will be operated as an integrated business unit
- John Vigouroux will be SVP and GM of Valicert Division, reporting to Doug Sabella
  - Dave Jevans and Denis Brotzel report into John
  - Chini Krishnan and Tim Conley to help with transition
- Different groups within the Valicert division may be gradually merged into the TMWD org.
- Initially, sales teams will have separate quotas, with incentives to work together

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Integration

- John V. and Doug S. will lead integration team
- Top priorities
  - Minimal customer disruption in terms of sales, services
  - Employees of both companies treated with fairness and respect
- Integrating two businesses is a journey involving:
  - People
  - Customers
  - Support Systems
  - Products
  - IS Systems

MESSAGING THAT MEANS BUSINESS
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Next Steps

- Integration team can begin joint planning, but no implementation until after merger closes
- Stockholder vote required to finalize agreement
- Projected close date will depend on SEC responsiveness
  - Range from Q2 to Q3
- Informal group events tomorrow
  - Lunch: noon at Valicert offices
  - Beer/snacks: 3pm at Tumbleweed offices

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Safe Harbor Statement

Tumbleweed and Valicert caution that forward-looking statements contained in this presentation are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this presentation may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations that the transaction will be accretive and any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions.

For further cautions about the risks related to Tumbleweed and/or Valicert, we refer you to the documents Tumbleweed and Valicert file from time to time with the Securities and Exchange Commission, particularly Tumbleweed's Form 10-K filed March 29, 2002 and Form 10-Q filed November 14, 2002, Valicert's Form 10-K filed April 1, 2002 and Form 10-Q filed November 13, 2002, and the registration statement relating to the acquisition to be filed subsequently. In this regard, please be cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

Tumbleweed and Valicert assume no obligation to update information contained in this presentation, including for example guidance regarding future performance, which represents the companies' expectations only as of the date of this presentation and should not be viewed as a statement about the companies' expectations after such date. Although this presentation may remain available on the companies' internal websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.

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Where to Find Additional Information

Tumbleweed and Valicert intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Tumbleweed and Valicert. Investors and security holders of Tumbleweed and Valicert are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Tumbleweed, Valicert and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Tumbleweed or Valicert with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Tumbleweed by contacting Tumbleweed Investor Relations, 700 Saginaw Drive, Redwood City, California 94063, (650) 216-2000 or by accessing Tumbleweed's website at www.tumbleweed.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Valicert by contacting Valicert Investor Relations, 1215 Terra Bella Avenue, Mountain View, California 94043, (650) 567-5400 or by accessing Valicert's website at www.valicert.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

Tumbleweed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. A list of the names of Tumbleweed's executive officers and directors, and a description of their respective interests in Tumbleweed, are set forth in the proxy statement for Tumbleweed's 2002 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2002. Investors and security holders may obtain additional information regarding the interests of Tumbleweed's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Valicert and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. A list of the names of Valicert's executive officers and directors, and a description of their respective interests in Valicert, are set forth in the proxy statement for Valicert's 2002 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2002. Investors and security holders may obtain additional information regarding the interests of Valicert's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
Tumbleweed intends to file a registration statement on Form S-4 in connection with the transaction, and Tumbleweed and Valicert intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Tumbleweed and Valicert are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Tumbleweed, Valicert and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Tumbleweed or Valicert. Tumbleweed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. Information regarding the interests of Tumbleweed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Valicert and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. Information regarding the interests of Valicert’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Tumbleweed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Tumbleweed and Valicert in connection with the transaction, each of Tumbleweed and Valicert file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Tumbleweed and Valicert with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Tumbleweed at their website www.tumbleweed.com or Valicert at their website at www.valicert.com.